1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	BOCA RATON BOSTON CHICAGO HONG KONG LONDON LOS ANGELES NEW ORLEANS NEWARK PARIS SÃO PAULO WASHINGTON

Julie M. Allen
Member of the Firm

Direct Dial 212.969.3155
jallen@proskauer.com

October 26, 2009

VIA ELECTRONIC TRANSMISSION

John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-1004

Re:	The Dress Barn, Inc.
Form S-4
Filed August 11, 2009
File No. 333-161267

Dear Mr. Reynolds:

     Reference is made to the follow-up comment of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-4/A (File No. 333-161267) of The Dress Barn, Inc. (“the “Company”), in your letter dated October 23, 2009 (the “Comment Letter”).

     We are writing to respond, on behalf of the Company, to the comment contained in the Comment Letter and to indicate the changes that will be made to the proxy statement/prospectus being filed pursuant to Rule 424(b) promulgated under the Securities Act of 1933, as amended, to be filed with the Commission on Monday, October 26, 2009.

     For your convenience, your comment is set forth in this letter, followed by the Company’s response. References in the response below in this letter to “we,” “our,” “us” or similar phrases refer to the Company.

John Reynolds, Esq. United States Securities and Exchange Commission	October 26, 2009 Page 2 of 2

Fairness Opinion of Peter J. Solomon Company, page 53

1.

We note the revised disclosure regarding comparable company ranges on page 57, 58 and elsewhere. Please revise to clarify the use of “NM” and “NA.” For example, we note that the second column on page 58 presents seven of 10 ratios marked “NM.” Please explain whether any ranges are subject to significantly greater assumptions or limitations or are otherwise less reliable than other ranges.

NA was used by PJSC to indicate that the data necessary to calculate the applicable number was not available to PJSC. NM was used by PJSC to indicate those companies for which the net income (or other measure) was negative (i.e., a net loss) or so small as to render a multiple of the net income (or other measure) not meaningful. We will revise pages 57, 58 and 60 of the Form S-4 in our 424(b) filing to include the following footnotes at the bottom of the Tween Brands comparable companies multiples table, the Dress Barn comparable companies multiples table and the comparable transactions multiples table:

NA – Information was not available to PJSC.
NM – Not meaningful.

PJSC has advised Tween Brands that the ranges for the different valuation analyses described in the Form S-4 under the section entitled "Fairness Opinion of Peter J. Solomon Company" beginning on page 53, are reliable and are not subject to significantly greater assumptions or limitations as compared to each other, as they represent the results calculated by PJSC based on the underlying data obtained by PJSC for each of the comparable companies.

     As previously indicated, we would like to go effective by Monday, October 26, 2009. Please contact me should you have any questions or additional comments.

Very truly yours,

/s/ Julie M. Allen

Enclosures

cc:	David R. Jaffe (The Dress Barn, Inc.) Michael W. Rayden (Tween Brands, Inc.) Andor D. Terner, Esq. (O’Melveny & Myers LLP)